 SulphCo, Inc.
850 Spice Islands Drive
Sparks, NV 89431

May 4, 2006

VIA ELECTRONIC SUBMISSION

U.S. Securities and Exchange Commission
100 F Street,, N.E.
Washington, D.C. 20549

Re: SulphCo, Inc. Request for Withdrawal of POS AM (Form S-8)

Ladies and Gentlemen:

     On behalf of SulphCo, Inc. (the “Company”) and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”) we hereby make application to the Securities and Exchange Commission (the “ Commission”) to withdraw our Post-Effective Amendment No. 1 to registration statements on Form S-8 filed on April 28, 2006 due to the fact that it was inadvertently tagged with the incorrect EDGAR form type.

     The Company’s Post-Effective Amendment No. 1 to registration statements on Form S-8 was transmitted to and accepted by the Commission on April 28, 2006 using the wrong EDGAR form type, “POS AM” rather than “S-8 POS AM.” The accession number for the filing is 0001019687-06-001001. No securities were sold in connection with this amendment.

     The Company intends to re-file its registration statement on Form S-8 POS AM with the Commission under the correct EDGAR form type later today.

     Please call me at (775)829-1310 or Samuel S. Guzik, Esq. of Guzik & Associates at (310) 914-8600 with any questions.

Respectfully,

SulphCo, Inc.

/s/ Loren J. Kalmen
Loren J. Kalmen,
Chief Financial Officer